                                                              EXHIBIT 11
                                  SSE TELECOM
                       COMPUTATION OF EARNINGS PER SHARE
    FOR YEARS ENDED SEPTEMBER 30, 1995, OCTOBER 1, 1994, SEPTEMBER 25, 1993

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

--------------------------------------------------------------------------------
                                                 1995         1994        1993
--------------------------------------------------------------------------------
 PRIMARY:
  Weighted common average shares
   outstanding                              5,369,960    5,144,569   4,598,665

  Increase in weighted average shares
   due to stock options and warrants
                                              216,827      322,809     514,760
                                              -------      -------  ----------
  Primary weighted average shares           5,586,787    5,467,378   5,113,425
                                            ---------    ---------  ----------

                                           $1,099,140   $2,169,926  $1,908,835
  Total Net income:

  Net income per share:                          $.20         $.40        $.37
                                                 ----         ----        ----

  FULLY DILUTED
  Weighted average common shares
   outstanding :                            5,369,960    5,144,569   4,598,665

  Increase in weighted average shares
  due to stock options and warrants           219,719      322,809     707,716
                                              -------      -------     -------
  Fully diluted shares                      5,589,679    5,467,378   5,306,381
                                            ---------    ---------   ---------

  Net Income:                              $1,099,140   $2,169,926  $1,908,835



  Total fully diluted net income per share      $ .20        $ .40       $ .36
                                                -----        -----       -----
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